

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Thomas Ao
Chief Financial Officer
Nocturne Acquisition Corp
3 Germay Drive, Unit 4 #1066
Wilmington, DE 19804

      Re: Nocturne Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed February 23, 2023
           File No. 001-40259

Dear Thomas Ao:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction

cc: Kenneth C. Winterbottom IV